                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 6 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Mayor's Jewelers, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    578462103
                                    ---------
                                 (CUSIP Number)

                              Sabine Bruckert, Esq.
                       Vice President and General Counsel
                             Henry Birks & Sons Inc.
                              1240 Square Phillips
                        Montreal, Quebec, Canada, H3B 3H4
                            Telephone: (514) 397-2511
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
  1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 578462103                                           Page 2 of 10 Pages

(1)   Name of Reporting Person                  HENRY BIRKS & SONS INC.

(2)   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                                (b) [X]
(3)   SEC Use Only

(4) Source of Funds AF, OO

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

(6) Citizenship or Place of Organization CANADA

                                            (7)   Sole Voting Power
            Number of                             -
       Shares Beneficially
              Owned
             By Each
            Reporting
           Person With

                                            (8)   Shared Voting Power 68,533,832

                                            (9)   Sole Dispositive Power
                                                  -
                                            (10)  Shared Dispositive Power
                                                  68,533,832
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 68,533,832

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                      [ ]

(13)         Percent of Class Represented by Amount in Row (11) 76.2%

(14) Type of Reporting Person (See Instructions) CO

CUSIP No. 578462103                                           Page 3 of 10 Pages

(1)   Name of Reporting Person                  REGALUXE INVESTMENTS Sarl

(2)   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                                (b) [X]
(3)   SEC Use Only

(4) Source of Funds OO

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

(6) Citizenship or Place of Organization LUXEMBOURG

                                            (7)   Sole Voting Power
            Number of                             -
       Shares Beneficially
              Owned
             By Each
            Reporting
           Person With


                                            (8)   Shared Voting Power 68,533,832

                                            (9) Sole Dispositive Power -

                                            (10)  Shared Dispositive Power
                                                  68,533,832

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 68,533,832

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                      [ ]

(13)         Percent of Class Represented by Amount in Row (11) 76.2%

(14) Type of Reporting Person (See Instructions) CO

CUSIP No. 578462103                                           Page 4 of 10 Pages

(1)   Name of Reporting Person
      Dr. Lorenzo Rossi de Montelera

(2)   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                                (b) [X]
(3)   SEC Use Only

(4)   Source of Funds                    AF - OO

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

(6) Citizenship or Place of Organization ITALIAN

                                            (7)   Sole Voting Power
            Number of                             -
       Shares Beneficially
              Owned
             By Each
            Reporting
           Person With

                                            (8)   Shared Voting Power 68,533,832

                                            (9) Sole Dispositive Power -

                                            (10)  Shared Dispositive Power

                                                  68,533,832

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 68,533,832

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                      [ ]

(13)          Percent of Class Represented by Amount in Row (11) 76.2%

(14) Type of Reporting Person (See Instructions) IN

            This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 25, 2003, as amended by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 28, 2003, as amended by Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 28, 2004, as amended by Amendment No. 4 to the
Schedule 13D filed with the Securities and Exchange Commission on July 8, 2004, as amended by Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on July 30, 2004 (the "Schedule 13D") by Henry Birks & Sons Inc. ("Birks"), Regaluxe Investment Sarl ("Regaluxe") and Dr. Lorenzo Rossi di Montelera with respect to the common stock, $0.0001 par value (the "Shares") of Mayor's Jewelers, Inc., a Delaware corporation ("Mayor's").

            Henry Birks & Sons Holdings, which was previously a Reporting Person, has been dissolved.

            The following amendments to items 4 and 7 of the Schedule 13 D are hereby made.

ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 is amended to read, in its entirety:

            On April 18, 2005, the Mayor's, Birks and Birks Merger Corporation, a wholly-owned subsidiary of Birks, executed an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") pursuant to which Mayor's would become a wholly-owned subsidiary of Birks and wherein the public shareholders of Mayor's would, pursuant to a proxy statement/registration statement to be filed with the Securities and Exchange Commission, exchange their Shares for Class A voting shares of Birks.

            THE SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE SHARES OF MAYOR'S OR BIRKS NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF MAYOR'S OR BIRKS.

            The merger will result in the Shares being delisted from the American Stock Exchange.

            The merger will result in the Shares being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 1 Agreement and Plan of Merger and Reorganization among Birks, Birks Merger Corporation and Mayor's.

            Exhibit 2 Joint Filing Agreement dated as of April 18, 2005 among Birks, Regaluxe and Dr. Rossi.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2005                         HENRY BIRKS & SONS INC.

                                              By: /s/ Sabine Bruckert
                                                  ------------------------------
                                                  Name:  Sabine Bruckert
                                                  Title: General Counsel and
                                                         Corporate Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2005                         REGALUXE INVESTMENT Sarl

                                              By: /s/ Filippo Recami
                                                  ------------------------------
                                                  Name:  Filippo Recami
                                                  Title: Chief Executive Officer

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2005                         DR. LORENZO ROSSI DI MONTELERA

                                              By: /s/ Lorenzo Rossi di Montelera
                                                  ------------------------------
                                                      Lorenzo Rossi di Montelera

                                   ANNEX INDEX

ANNEX       DESCRIPTION
-----       -----------
A           Directors and Executive Officers of Henry Birks & Sons Inc.

B           Directors and Executive Officers of Regaluxe Investment Sarl.

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                             HENRY BIRKS & SONS INC.

            The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Inc.

                                PRESENT PRINCIPAL OCCUPATION OR
                                EMPLOYMENT AND THE NAME,
                                PRINCIPAL BUSINESS AND ADDRESS OF
                                ANY CORPORATION OR OTHER
                                ORGANIZATION IN WHICH SUCH
NAME                            EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
Dr. Lorenzo Rossi di Montelera  Businessman                             Italian
                                Regaluxe Investment Sarl
                                26, rue Louvigny
                                L-1946 Luxembourg

Thomas A. Andruskevich          President and Chief Executive Officer,  American
                                 Henry Birks & Sons Inc.,
                                1240 Square Phillips, Montreal,
                                Quebec, Canada, H3B 3H4

Shirley A. Dawe                 Consultant, President                   Canadian
                                Shirley Dawe Associates Inc.
                                119 Crescent Road, Toronto
                                Ontario, Canada,  M4W 1T8

Margherita Oberti               Professor, Corpus Christi College       Canadian
                                5935 Iona Drive,
                                Vancouver, B.C., V6T 1J7, Canada

Peter O'Brien                   Lawyer, Stikeman Elliott LLP            Canadian
                                1155, Blvd. Rene-Levesque W.
                                Montreal, Quebec  H3B 3V2
                                Canada


                                PRESENT PRINCIPAL OCCUPATION OR
                                EMPLOYMENT AND THE NAME,
                                PRINCIPAL BUSINESS AND ADDRESS OF
                                ANY CORPORATION OR OTHER
                                ORGANIZATION IN WHICH SUCH
NAME                            EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
Filippo Recami                  Chief Executive Officer and Managing    Italian
                                Director
                                Regaluxe Investment Sarl
                                26, rue Louvigny
                                L-1946 Luxembourg

ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                            REGALUXE INVESTMENT SARL

The following table sets forth certain information with respect to the directors and executive officers of Regaluxe Investments Sarl

                            PRESENT PRINCIPAL OCCUPATION OR
                            EMPLOYMENT AND THE NAME,
                            PRINCIPAL BUSINESS AND ADDRESS OF
                            ANY CORPORATION OR OTHER
                            ORGANIZATION IN WHICH SUCH
NAME                        EMPLOYMENT IS CONDUCTED               CITIZENSHIP
Davide Barberis-Canonico    Businessman                           Italian
                            Manifatture di Ponzone
                            Via Provinciale 319
                            Ponzone (Biella) I-13835 Italia

Gerald Berclaz              Director                              Swiss
                            Gestofi S.A.
                            14, rue Toepffer
                            CH-1206, Geneva, Switzerland

Filippo Recami              Chief Executive Officer and Managing  Italian
                            Director
                            Regaluxe Investment Sarl
                            26, rue Louvigny
                            L-1946 Luxembourg

Lorenzo Rossi di Montelera  Businessman                           Italian
                            Regaluxe Investment Sarl
                            26, rue Louvigny
                            L-1946 Luxembourg
Carlo Schlesser             President                             Luxembourg
                            Partner SGG Arthur Andersen
                            23 avenue Monterey
                            1086 Luxembourg

Jean-Paul Reiland           Manager                               Luxembourg
                            SGG Arthur Andersen
                            23 avenue Monterey,
                            1086 Luxembourg


                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
Exhibit 1      Agreement and Plan of Merger and Reorganization among Birks,
               Birks Merger Corporation and Mayor's.

Exhibit 2      Joint Filing Agreement dated as of April 18, 2005 among Birks,
               Regaluxe and Dr. Rossi.